Exhibit 99.5

Diodes Incorporated
                             FOR IMMEDIATE RELEASE

Diodes Incorporated Reports Fourth Quarter and Year-end 2002 Financial Results o 2002 revenue increases 24.3% to $115.8 million o 2002 net income rises to $5.8 million, or $0.65 per diluted share

Westlake Village,  California,  February 4, 2003 - Diodes Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, today reported financial results for the fourth quarter and year ended December 31, 2002.

Diodes 2002 Highlights:
>> Revenue increases 24.3% from FY 2001 and 12.7% from Q4 2001 >> Gross margin percentage improves 780 basis points to 23% for 2002
>> Net income of $5.8 million, or $0.65 per diluted share, up from $124,000, or $0.01 per diluted share last year >> Generated over $19 million in cash flow from operations >> Debt reduced by $14.5 million, while unused credit facilities exceeded $30 million

Revenues for the fourth quarter were $28.7 million, a 12.7% increase from fourth quarter 2001 revenues of $25.4 million, but a 5% sequential decrease from third quarter 2002 revenues. Fourth quarter net income increased to $2.3 million, as compared to a loss of $76,000 for the same period last year and net income of $1.8 million for the third quarter of 2002. Diluted earnings per share increased to $0.25 for the fourth quarter as compared to a loss of $0.01 for the same quarter last year and $0.20 in the third quarter of 2002.

Total revenues for the year 2002 increased 24.3% to $115.8 million from $93.2 million for the year 2001. Net income for year 2002 was $5.8 million, or $0.65 per diluted share, as compared to $124,000, or $0.01 per diluted share, for year 2001.

                  C.H. Chen, President and CEO of Diodes Incorporated said, "We are pleased to report a year of superior performance in 2002, with strong revenue growth, meaningful improvements in profitability and significant cash flow generation. In what continues to be a challenging market for semiconductors, we achieved our 12th consecutive year of profitability and we again continued to outperform the industry. For the year, income from operations increased to $8.8 million due to the success of our new, higher-margin discrete products, expanding market penetration, and tight cost discipline."

"In the coming years, Diodes, Inc. will continue to focus on positioning the Company as an innovator and performance leader in discrete technologies and on capturing emerging market opportunities. We plan to continue to expand our customer base and establish a stronger foothold in the growing Far East marketplace. We will continue to introduce new, higher-margin, differentiated products and look to expand our product offerings into adjacent technologies to increase revenue and profitability."

Diodes' revenue growth was driven by the Far East market, where a combination of increased demand from the consumer electronics sector and better sales and management capabilities throughout the region helped to boost unit sales. In 2002, the Far East market accounted for 48% of the Company's total sales, up from 45% in 2001.

Total unit sales grew 25% in 2002 as demand for semiconductor products improved. However, sequentially for the fourth quarter, unit sales increased a modest 4% and the Company experienced some pricing pressure. Average selling prices (ASPs) in the fourth quarter for core discrete products decreased 3% sequentially and 4% from the same quarter last year, while ASPs decreased 8% for the year.

New products accounted for a record 9% of sales in the fourth quarter, up from 5% a year ago. New products combined with increased capacity utilization at both our China and North America manufacturing facilities led to year-over-year margin improvements. For the fourth quarter, the Company's gross profit margin was 25.3%, compared to 14.1% in the same period last year. For year 2002, Diodes gross profit margin was 23.0%, up from 15.2% in year 2001.

Despite a major expansion of Diodes' sales organization, particularly in Asia, during 2002, SG&A expenses were reduced as a percentage of sales to $16.3 million, or 14.1% of sales, as compared to $13.7 million, or 14.7% of sales in 2001 due to continued expense controls. For the quarter, SG&A represented 13.4% of sales, as compared to 14.5% of sales in the comparable quarter last year.

Research and development spending increased to $1.5 million for the year ended December 31, 2002, as compared to $592,000 in 2001, as the Company continues to invest in developing leading next-generation products.

With the SBM1040 Schottky Barrier Rectifier, the Company launched the groundbreaking POWERMITE(R)3 series, the first of many new product lines introduced in 2002. With its compact profile and significant performance advantages, the SBM1040 is ideal for the escalating mobile device market that depends on compact, energy-efficient devices. Another launch in 2002 was the UDZ series, the first of the next-generation discrete technology breakthroughs from Diodes-FabTech, and the first to capitalize on the Company's innovative new high-precision zener diode process for developing sub-miniature SOT and SOD surface-mount packages.

"Building a product development platform was one of the primary drivers of our acquisition of FabTech at the end of 2000," commented Mr. Chen. "In the past two years, we have seen that strategy pay off in a stream of innovative devices and proprietary technology that delivers greater value to our customers and provides higher margins for Diodes. In 2002, we introduced a record number of products and this momentum continues to build as we strengthen our pipeline of new products for niche and high-volume end markets."

Diodes continued to improve its financial position, generating positive operating cash flow of over $19 million in 2002, while paying down $11 million in long-term debt and $3.5 million on its revolving credit facilities. At December 31, 2002, the Company had $7.3 million in cash and cash equivalents, $18.5 million in long-term debt, and $57.7 million in shareholders' equity.

Mr. Chen concluded, "We have worked hard to deliver value to our customers and shareholders and are pleased with the progress made in 2002. During the year, we made major strides on our strategic goal of repositioning Diodes from a commodity player into an emerging technology leader for discrete devices. We expanded our geographic reach and market penetration, improved our profitability and rebuilt and strengthened our balance sheet. We have also demonstrated our ability to acquire and integrate a complementary business, enhancing both our near-term profitability and long-term growth strategy."

                  "While we expect 2003 will continue to provide challenges and opportunities, we think that we are well-positioned to continue to outperform the industry and to establish Diodes as the company our customers turn to for discrete semiconductor devices. Over the course of 2003 we expect Diodes' revenue and net income will continue to improve. Despite the uneven pace of the semiconductor industry recovery, we are projecting that first quarter 2003 revenues will be in line or show modest improvement as compared to fourth quarter 2002."

Conference Call
                  Diodes Incorporated will hold its fourth quarter conference call for all interested persons at 8 a.m. PST (11 a.m. EST) today to discuss its results. This conference call will be broadcast live over the Internet and can be accessed by all interested parties on the investor section of Diodes' website at www.diodes.com. To listen to the live call, please go to the Investor section of Diodes website and click on the Conference Call link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Diodes website for 90 days.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to the communications, computing, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on subminiature surface-mount devices destined for wireless devices, notebook, flat panel display, digital camera, mobile handset, set top box, DC to DC conversion, and automotive applications, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales, warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

                  Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
                  (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Incorporated; (805) 446-4800 Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.
CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS


                         DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)

                                                     Three Months Ended                              Twelve Months Ended
                                                        December 31,                                    December 31,
                                         -------------------------------------------      ------------------------------------------
                                                2001                    2002                    2001                   2002
                                         --------------------    -------------------      ------------------    --------------------

Net sales                                    $  25,434,000           $  28,671,000            $   93,210,000       $   115,828,000
Cost of goods sold                              21,839,000              21,411,000                79,031,000            89,218,000
                                         --------------------    -------------------      ------------------    --------------------

     Gross profit                                3,595,000               7,260,000                14,179,000            26,610,000

Research and development expenses                  142,000                 241,000                   592,000             1,472,000
Selling, general and administrative
expenses                                         3,679,000               3,852,000                13,712,000            16,300,000
                                         --------------------    -------------------      ------------------    --------------------
     Total operating expenses                    3,821,000               4,093,000                14,304,000            17,772,000

     Income from operations                       (226,000)              3,167,000                  (125,000)            8,838,000

Other income (expense)
     Interest income                                10,000                   7,000                    59,000                38,000
     Interest expense                             (404,000)               (295,000)               (2,133,000)           (1,221,000)
     Other                                         276,000                 264,000                   778,000               196,000
                                         --------------------    -------------------      ------------------    --------------------
                                                  (118,000)                (24,000)              (1,296,000)              (987,000)

Income (loss) before income taxes and
 minority interest                                (344,000)              3,143,000                (1,421,000)            7,851,000
Income tax benefit (provision)                     318,000                (780,000)                1,769,000            (1,729,000)
                                         --------------------    -------------------      ------------------    --------------------

Income (loss) before minority interest             (26,000)              2,363,000                   348,000             6,122,000

Minority interest in joint
venture earnings                                   (50,000)               (101,000)                 (224,000)             (320,000)
                                         --------------------    -------------------      ------------------    --------------------

Net income (loss)                            $     (76,000)          $   2,262,000            $      124,000       $     5,802,000
                                         ====================    ===================      ==================    ====================

Earnings (loss) per share
     Basic                                   $       (0.01)          $        0.28            $         0.02       $          0.71
     Diluted                                 $       (0.01)          $        0.25            $         0.01       $          0.65
                                         ====================    ===================      ==================    ====================

Weighted average shares outstanding
     Basic                                       8,149,426               8,206,636                 8,144,090             8,184,599
     Diluted                                     8,620,762               8,970,672                 8,880,603             8,864,993
                                         ====================    ===================      ==================    ====================

                  Net sales and cost of goods sold for the three- and twelve-months ended December 31, 2001 have been reclassified to conform to the 2002 financial statement presentation. Gross profit and net income were unaffected.

The accompanying notes are an integral part of these financial statements.



                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET
                                     ASSETS


                                                                              December 31,            December 31,
                                                                                  2001                    2002
                                                                           -------------------     -------------------
                                                                                                      (Unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                                  $   8,103,000           $   7,284,000
     Accounts receivable
         Customers                                                                 16,250,000              19,159,000
         Related parties                                                            1,486,000               3,382,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------
                                                                                   17,736,000              22,541,000
         Less:  Allowance for doubtful receivables                                    343,000                 353,000
                                                                           -------------------     -------------------
                                                                                   17,393,000              22,188,000

     Inventories                                                                   17,813,000              15,711,000
     Deferred income taxes, current                                                 4,368,000               4,375,000
     Prepaid expenses, income taxes and other current assets                        1,266,000               2,132,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------

                  Total current assets                                             48,943,000              51,690,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization                                   44,925,000              44,693,000

DEFERRED INCOME TAXES, non-current                                                  3,672,000               2,450,000

OTHER ASSETS
     Goodwill                                                                       5,090,000               5,090,000
     Other                                                                            628,000               1,084,000
                                                                           -------------------     -------------------

TOTAL ASSETS                                                                    $ 103,258,000           $ 105,007,000
                                                                           ===================     ===================

The accompanying notes are an integral part of these financial statements.


                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                December 31,           December 31,
                                                                                    2001                   2002
                                                                              ------------------     ------------------
                                                                                                        (Unaudited)
CURRENT LIABILITIES
     Line of credit                                                               $   6,503,000          $   3,025,000
     Accounts payable
         Trade                                                                        6,098,000              8,802,000
         Related parties                                                              3,149,000              3,050,000
     Accrued liabilities                                                              5,062,000              9,203,000
     Current portion of long-term debt
         Related party                                                                2,500,000              2,500,000
         Other                                                                        5,833,000              3,368,000
     Current portion of capital lease obligations                                            --                157,000
                                                                              ------------------     ------------------
                  Total current liabilities                                          29,145,000             30,105,000

LONG-TERM DEBT, net of current portion
         Related party                                                                7,500,000              6,875,000
         Other                                                                       13,664,000              5,708,000

CAPITAL LEASE OBLIGATIONS, net of current portion                                            --              2,495,000

MINORITY INTEREST IN JOINT VENTURE                                                    1,825,000              2,145,000

STOCKHOLDERS' EQUITY
     Class A convertible preferred stock - par value $1.00 per share;  1,000,000 shares authorized;
         no shares issued and outstanding                                                    --                     --
     Common stock - par value $0.66 2/3 per share;
         30,000,000 shares authorized; 9,227,664 and 9,292,764
         shares issued at December 31, 2001
         and December 31, 2002, respectively                                          6,151,000              6,195,000
     Additional paid-in capital                                                       7,310,000              8,060,000
     Retained earnings                                                               39,882,000             45,684,000
                                                                               ------------------     ------------------
                                                                                     53,343,000             59,939,000
     Less:
         Treasury stock - 1,075,672 shares of common stock, at cost                   1,782,000              1,782,000
         Accumulated other comprehensive loss                                           437,000                478,000
                                                                              ------------------     ------------------
                                                                                      2,219,000              2,260,000

                  Total stockholders' equity                                         51,124,000             57,679,000
                                                                              ------------------     ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 103,258,000          $ 105,007,000
                                                                              ==================     ==================

The accompanying notes are an integral part of these financial statements.

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